Exhibit 10.2

Semtech Corporation

Summary of Director Compensation

Directors who are Company employees are not paid fees or additional compensation for attending Board of Directors (“Board”) or committee meetings. Chief Executive Officer Mohan Maheswaran is currently the only employee on the Board.

Set forth below is a summary of the current compensation arrangements for non-employee members of the Board (“Outside Directors”).

Outside Directors who Joined the Board before October 2006—Stock Options in Lieu of Cash Retainer and Meeting Fees

In continuation of a policy established in 1998, the compensation program for our Outside Directors is equity based. The program we use was developed by an independent consulting firm and was established to align the interests of the Board with those of stockholders, to reduce the expense associated with director compensation and to attract and retain high quality directors.

On December 5, 2002, a stock option grant was made to each then Outside Director in lieu of a cash retainer and meeting fees for the period July 15, 2003 through July 15, 2008. The number of options was computed by multiplying the forgone cash compensation over the five-year period of service by four (multiplier), and then dividing that amount by the Company’s stock price on the date of grant, to compute the number of options to be granted. The multiplier was set to recognize the relative risk of taking stock options, compared to cash compensation. The annual cash compensation foregone by then Vice Chairman Hankin (now Chairman) was set at $30,000 and at $20,000 for each other Outside Director. Using this formula, Director Hankin was granted 46,047 stock options and Directors Antle, Burra, Lindstrom, Piotrowski and Schraith were each granted 30,698 stock options. Mr. Hankin’s compensation was not adjusted when he became Chairman of the Board in August 2006.

The vesting period for these options began on July 15, 2003. Twenty percent of the options vest each year, but the annual vesting will not occur, and that portion of the award will be forfeited, if a Director does not attended three of the four most recent regularly scheduled meetings for that year, with certain exceptions. These options are governed by the terms of the Company’s Long Term Stock Incentive Plan (“Plan”), approved by the stockholders in 1998 and on file with the SEC. Upon Board Retirement, as defined in the applicable award agreement, the portion of the option scheduled to vest in the next twelve months vests immediately. Upon a change in control, as defined in the Plan, these options become fully vested and the directors will have the right to exercise them immediately.

Director Poe’s status changed to that of an Outside Director in October 2003. In lieu of cash retainers and meeting fees for the period from October 6, 2003 through July 15, 2008, Director Poe was granted an option for 45,960 shares of the Company’s stock, based on the same formula used for the December 2002 grants to other Outside Directors, taking into account the period of service is less than five years. Taking into consideration the leadership role of the Chairman, the annual cash compensation foregone was set at $50,000. These options are subject to the same 20% vesting schedule and other terms and conditions as the options granted to the other Outside Directors for service through July 15, 2008.

Outside Directors who Joined the Board in October 2006 – Interim Cash Payment

Directors Baker and Edwards, who joined the Board in October 2006, will be granted an initial option to purchase 10,000 shares of the Company’s common stock. This is in accordance with a standing resolution of the Board. The Compensation Committee determined that this option award will be made on the first date subsequent to October 2006 that options are granted to any of the Company’s employees. This is expected to occur soon after the filing of this report. The award will be made under the Company’s Long-Term Incentive Stock Plan, which is attached as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2004. The terms and conditions of the award will be as set forth in the award agreement, the form of which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 7, 2006.

Each of these new Directors received a cash retainer for his services through the end of fiscal year 2007 equal to $20,000 pro-rated for the number of days from his election to the end of the fiscal year on January 28, 2007 and is entitled to receive all elements of compensation described under “All Outside Directors” below.

On April 12, 2007 the Board determined that the cash retainer at the $20,000 per year rate should remain in place for these Directors from the beginning of fiscal year 2008 through the effective date of a new compensation plan for Directors that is under development by the Compensation Committee. The remainder of their compensation package remains unchanged.

All Outside Directors

Semi-annual Stock Option Grants

Each January 1 and July 1, each Outside Director receives a stock option to purchase 5,000 shares of the Company’s common stock at the market price as of the date of grant. Vesting is over four years. These options are governed by the terms of the Plan. Upon leaving the Board or a change in control, as defined in the Plan, these options become fully vested and the directors will have the right to exercise them immediately.

Insurance

Outside Directors are covered by a travel accident policy maintained by the Company for officers and employees.

Reimbursement of Expenses

Outside Directors are reimbursed for expenses related to Board membership, including attendance at director education events.

Arrangements with Director Poe

In addition to the compensation provided to Outside Directors generally, the following arrangements were made with Mr. Poe upon his termination of employment and change to Outside Director status in October 2003.

He is entitled to continue participation in Company-sponsored medical and dental plans on an individual or family basis, as he elects, until he reaches the age of sixty-five. The Company is not obligated to provide any insurance not available to Company employees generally and the allocation of premiums between the Company and Mr. Poe is calculated in the same manner as for Company employees generally. Mr. Poe pays his allocated portion of the premiums on an annual basis. During fiscal year 2007, the Company’s cost to maintain this insurance coverage for Mr. Poe was approximately $8,500.

The Company agreed that should Mr. Poe leave the Board in good standing prior to the final vesting date for employee stock options awarded him prior to October 6, 2003, and if he so requested, the Company would employ him on a part time basis from the date he ceases to be a Director until September 21, 2007 on such terms and conditions as the Compensation Committee may then establish. The Company informed Director Poe in fiscal year 2007 that this arrangement will not be honored.

The Company agreed to continue to provide to Mr. Poe, without charge, a computer, cell phone and similar items for use on Company business. As with cell phones provided to employees, the Company permits personal use of the phone without reimbursement. The incremental cost to the Company, if any, is negligible. Director Poe returned the cell phones to the Company subsequent to taking a leave of absence from the Board in August 2006.

Mr. Poe served as acting Chief Executive Officer on an interim basis from September 27, 2005, until April 3, 2006 when Mr. Maheswaran assumed the role and remained in a paid advisory capacity until April 28, 2006 to assist with the transition. Mr. Poe was paid $50,000 per month for these services. The monthly fee was all inclusive; thus Mr. Poe was not eligible to participate in the Company’s bonus plan. After April 28, 2006 Mr. Poe reverted to serving the Company solely in his role as Chairman of the Board. Mr. Poe stepped down from his position as Chairman of the Board on August 17, 2006. He also took a leave of absence from the Board, effective the same date. As reported in a Form 8-K filed on October 25, 2006, Mr. Poe has advised the Company that he intends to resign his position as a Director effective as of the first date, subsequent to the filing of the Company’s restated financial statements, on which the Company regains compliance with Nasdaq continued listing standards and the window for trading by officers and directors of the Company is reasonably expected to be open for a period of at least 30 days. As Reported in the Form 10-K/A filed on March 29, 2007 (“Form 10-K/A”), the Board has determined that he will not be nominated to stand for reelection as a Director at the next annual meeting of shareholders.

In March 2007, the Company received a letter from Mr. Poe, returning an unsigned stock option agreement related to an award of 5,000 options made on January 1, 2007, one of the pre-established dates for semi-annual awards to Directors. Mr. Poe stated that consistent with his having taken a leave of absence from the Board, it would not be appropriate for him to accept the options. As indicated in the Form 10-K/A, all of Mr. Poe’s outstanding options were cancelled and rescinded by the Company in March 2007.

New Directors

Any new Outside Director who joins the Board will receive an initial grant of 10,000 stock options, on such terms and conditions as may be specified at the time of the grant.